                                                                    EXHIBIT (12)
                             CMS ENERGY CORPORATION
                     Ratio of Earnings to Fixed Charges and
                Preferred Securities Dividends and Distributions
                              (Millions of Dollars)


                                               Nine Months
                                                     Ended                   Years Ended December 31
                                        September 30, 1998       1997       1996      1995       1994       1993
                                        ------------------------------------------------------------------------
                                                        (b)
Earnings as defined (a)
Consolidated net income                             $  191      $ 244      $ 224     $ 195      $ 177      $ 130
Income taxes                                            86        108        137       113         91         62
Exclude equity basis subsidiaries                      (75)       (80)       (85)      (57)       (18)        (6)
Fixed charges as defined, adjusted to
  exclude capitalized interest of $17, $13,
  $5, $4, $2, and $2 million for the nine
  months ended September 30, 1998 and
  for the years ended December 31, 1997,
  1996, 1995, 1994 and 1993, respectively              293        360        313       299        253        247
                                                    ------------------------------------------------------------

Earnings as defined                                 $  495      $ 632      $ 589     $ 550      $ 503      $ 433
                                                    ============================================================


Fixed charges as defined (a)
Interest on long-term debt                          $  234      $ 273      $ 230     $ 224      $ 193      $ 204
Estimated interest portion of lease rental               5          8         10         9          9         12
Other interest charges                                  33         49         43        42         30         25
Preferred securities dividends and
  distributions                                         58         67         54        42         36         17
                                                    ------------------------------------------------------------

Fixed charges as defined                            $  330      $ 397      $ 337     $ 317      $ 268      $ 258
                                                    ============================================================


Ratio of earnings to fixed charges and
 preferred securities dividends and distributions     1.50       1.59       1.75      1.74       1.88       1.68
                                                    ============================================================


NOTES:
(a) Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

(b) Excludes a cumulative effect of change in accounting after-tax gain of $43 million.